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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 13G/A

                      UNDER SECURITIES EXCHANGE ACT OF 1934
                              (AMENDMENT NO. 11)(1)

                               Sapient Corporation
                               -------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   803062 10 8
                                   -----------
                                 (CUSIP Number)

                                December 31, 2005
                                -----------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

      [ ]   Rule 13d-1(b)

      [ ]   Rule 13d-1(c)

      [X]   Rule 13d-1(d)

(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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CUSIP NO. 803062 10 8                                          Page 2 of 6 Pages

                                       13G

--------------------------------------------------------------------------------
1 NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

      J. Stuart Moore

--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                          (a)[ ]
                                                                          (b)[ ]

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3     SEC USE ONLY

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4     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States of America
--------------------------------------------------------------------------------
                  5     SOLE VOTING POWER
                        10,552,168 shares (includes 160,000 shares held by
                        Eaglis Aggressive Growth, LLC, a Massachusetts limited
                        liability company ("Eaglis AG LLC"). Mr. Moore is the
                        manager of Eaglis AG LLC and has sole voting control
     NUMBER             over the shares held by Eaglis AG LLC).
       OF         --------------------------------------------------------------
     SHARES       6     SHARED VOTING POWER
  BENEFICIALLY          0 shares. Mr. Moore's wife shares voting control over
      OWNED             896,703 shares held by the J. Stuart Moore Irrevocable
       BY               Trust - 1996, of which she is co-trustee.
      EACH        --------------------------------------------------------------
    REPORTING     7     SOLE DISPOSITIVE POWER
     PERSON             10,552,168 shares (includes 160,000 shares held by
      WITH              Eaglis AG LLC. Mr. Moore is the manager of Eaglis AG LLC
                        and has sole dispositive control over the shares held by
                        Eaglis AG LLC).
                  --------------------------------------------------------------
                  8     SHARED DISPOSITIVE POWER
                        0 shares. Mr. Moore's wife shares dispositive control
                        over 896,703 shares held by the J. Stuart Moore
                        Irrevocable Trust - 1996, of which she is a co-trustee.
--------------------------------------------------------------------------------
9     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      Mr. Moore has or shares voting or investment control over 10,552,168 shares (includes 160,000 shares held by Eaglis AG LLC). Mr. Moore has no pecuniary interest in the shares held by Eaglis AG LLC and disclaims beneficial ownership of all such shares. Mr. Moore's wife has or shares voting or investment control with respect to 896,703 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate pecuniary interest therein. Mr. Moore is the beneficiary of the J. Stuart Moore GRAT-2004 (which holds 606,504 shares) and the J. Stuart Moore GRAT-2005 (which holds 2,000,000 shares), both of which are grantor retained annuity trusts. Mr. Moore is not a trustee of such trust nor does he have or share voting or dispositive control over the shares held by such trust.
      --------------------------------------------------------------------------
      10    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS) Not Applicable
      --------------------------------------------------------------------------
      11    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.4%
      --------------------------------------------------------------------------
      12    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN
      --------------------------------------------------------------------------

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CUSIP NO. 803062 10 8                                          Page 3 of 6 Pages

Item 1(a)         Name of Issuer:

                  Sapient Corporation

Item 1(b)         Address of Issuer's Principal Executive Office:

                  25 First Street
                  Cambridge, Massachusetts  02141

Item 2(a)         Name of Person Filing:

                  J. Stuart Moore

Item 2(b)         Address of Principal Business Office or, if none, Residence:

                  J. Stuart Moore
                  c/o Sapient Corporation
                  25 First Street
                  Cambridge, Massachusetts  02141

Item 2(c)         Citizenship:

                  Mr. Moore is a citizen of the United States of America.

Item 2(d)         Title of Class of Securities:

                  Common Stock, $.01 par value per share.

Item 2(e)         CUSIP Number:

                  803062 10 8

Item 3            Description of Person Filing:

                  Not applicable

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CUSIP NO. 803062 10 8                                          Page 4 of 6 Pages

Item 4            Ownership:

                  (a) Amount Beneficially Owned:

                  Mr. Moore has or shares voting or investment control over 10,552,168 shares (includes 160,000 shares held by Eaglis AG
                  LLC). Mr. Moore has no pecuniary interest in the shares held by Eaglis AG LLC and disclaims beneficial ownership of all such shares. Mr. Moore's wife has or shares voting or investment control with respect to 896,703 shares held by the
                  J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee. Mr. Moore disclaims beneficial ownership of the shares held by such trust except to the extent of his proportionate pecuniary interest therein. Mr. Moore is the beneficiary of the J. Stuart Moore GRAT-2004 (which holds 606,504 shares) and the J. Stuart Moore GRAT-2005 (which hold 2,000,000 shares), both of which are grantor retained annuity trusts. Mr. Moore is not a trustee of such trust nor does he have or share voting or dispositive control over the shares held by such trust.

                  (b) Percent of Class:

                  Mr. Moore has or shares voting or investment control over shares representing 8.4% of the issuer's outstanding common stock.

                  (c) Number of shares as to which person has:

                              (i) sole power to vote or to direct the vote:

                              Mr. Moore has sole power to vote or to direct the vote of 10,552,168 shares (includes 160,000 shares held by Eaglis AG LLC. Mr. Moore is the manager of Eaglis AG LLC and has sole voting control over the shares held by Eaglis AG LLC).

                              (ii) shared power to vote or to direct the vote:

                              0 shares. Mr. Moore's wife shares voting control over 896,703 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

                              (iii) sole power to dispose or to direct the disposition of:

                              Mr. Moore has sole power to dispose or to direct the disposition of 10,552,168 shares (includes 160,000 shares held by Eaglis AG LLC. Mr. Moore is the manager of Eaglis AG LLC and has sole dispositive control over the shares held by Eaglis AG LLC).

                              (iv) shared power to dispose or to direct the disposition of:

                              0 shares. Mr. Moore's wife shares dispositive control over 896,703 shares held by the J. Stuart Moore Irrevocable Trust - 1996, of which she is a co-trustee.

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CUSIP NO. 803062 10 8                                          Page 5 of 6 Pages

Item 5       Ownership of Five Percent or Less of a Class:

             Not applicable.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:

             Mr. Moore's wife and children are the beneficiaries of the J. Stuart Moore Irrevocable Trust - 1996.

             Mr. Moore's parents, brother and sister are the only parties with pecuniary interests in the shares held by Eaglis AG LLC.

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company:

             Not applicable

Item 8       Identification and Classification of Members of the Group:

             Not applicable

Item 9       Notice of Dissolution of Group:

             Not applicable

Item 10      Certification:

             Not applicable

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CUSIP NO. 803062 10 8                                          Page 6 of 6 Pages

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: February 13, 2006

                                                     /s/ J. Stuart Moore
                                                     ---------------------
                                                        J. Stuart Moore